Exhibit 99.1

News for Release:	5:00 p.m. EDT / 2:00 p.m. PDT, Monday, May 23, 2005 5:00 a.m. Beijing / Hong Kong Time, Tuesday, May 24, 2005

Linktone Reports First-Quarter 2005 Results

SHANGHAI, China, May 23, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive entertainment products and services to consumers in China, today announced its financial results for the first quarter ended March 31, 2005:

•	GAAP earnings per fully diluted ADS: $0.12, compared with $0.11 for the first quarter of 2004 and with $0.12 for the fourth quarter of 2004

•	Adjusted earnings per fully diluted ADS (excluding the effect of non-cash expense): $0.14, compared with $0.15 for the fourth quarter of 2004

•	GAAP net income: $3.2 million, compared with $2.8 million for the first quarter of 2004 and with $3.3 million for the fourth quarter of 2004

•	Gross revenues: $15.1 million, up 61% from $9.4 million for the first quarter of 2004 and down from $15.5 million for the fourth quarter of 2004.

Linktone’s first-quarter 2005 net income under U.S. generally accepted accounting principles (GAAP) included $0.5 million of non-cash stock-based compensation expense. Excluding the effect of this expense, adjusted net income for the first quarter was $3.7 million, or $0.14 per fully diluted American Depositary Share (ADS). This compared with adjusted net income of $4.1 million, or $0.15 per fully diluted ADS, for the fourth quarter of 2004, which excluded non-cash stock-based compensation expense and other expenses associated with content provided to Linktone in prior periods. The reconciliation of GAAP measures with non-GAAP measures for net income and net income per ADS included in this news release is set forth in the company’s financial statements below. All per-share computations for the first quarter were based on 27.0 million weighted average ADSs outstanding on a fully diluted basis.

“We were pleased with first-quarter earnings, which met the high end of our previous expectations, despite the ongoing impact of mobile operators’ regulatory and accounting policies on sales of 2.5G services,” said Raymond Yang, chief executive officer. “Notably, we experienced strong growth in audio-related services and renewed demand for short messaging services (SMS), which grew sequentially for the first time since the second quarter of 2004. We look forward to building our core wireless business and diversifying our revenue streams over the coming quarters. Toward this goal, our recent acquisition in May of Brilliant Concept Investments Ltd. (Brilliant) signals Linktone’s

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entry in the online casual gaming market and development of an interactive entertainment community in China.”

First-Quarter Revenue Mix

Linktone’s first-quarter sales of 2.5G and audio-related services were $5.3 million, or 35% of gross revenues, compared with $6.4 million, or 41%, for the fourth quarter of 2004.

2.5G services—including multimedia messaging services (MMS), wireless application protocol (WAP) services, and Java games—accounted for 14% of first-quarter gross revenues, compared with 29% for the fourth quarter of 2004. The company attributed the sequential decline to the impact of two principal factors: 1) changes in China Mobile’s MMS revenue recognition policy for 2005, which now requires MMS delivery to an active mobile phone for live receipt by the user, rather than to a mail box for later retrieval; and 2) China Mobile’s imposition of sanctions and penalties on Linktone’s WAP services and withholding of WAP revenue from January 1 to June 30, 2005.

Linktone’s first-quarter audio-related services, including interactive voice response (IVR) services and ring-back services, generated 21% of gross revenues, up sequentially from 12%. The increase reflected the results of successful sales promotions, effective cross-selling, and the penetration of new provinces with China Unicom.

The company’s first-quarter sales of short messaging services (SMS) were $9.8 million, or 65% of gross revenues, up from $9.1 million, or 59%, for the prior quarter. The sequential growth resulted primarily from increased promotional activity, as well as the near-completion of China Mobile’s implementation of its Mobile Information Service Center (MISC) platform, which had exerted downward pressure on Linktone’s SMS sales during the second half of 2004.

Linktone estimates that it averaged approximately 7.3 million paying users per month for the first quarter of 2005, compared with estimates of approximately 7.1 million for the fourth quarter of 2004. The company estimates that average revenue per user (ARPU) was approximately $0.69 per month for the first quarter of 2005, compared with estimates of approximately $0.74 per month for the previous quarter. The sequential decrease reflected lower MMS and WAP sales.

Margins and Balance Sheet

Linktone’s gross margin for the first quarter of 2005 was 66% of net revenues, or gross revenues minus business tax, compared with 68% for the first quarter of 2004 and with 68% for the fourth quarter of 2004. The sequential decrease was due to increased sales of lower-margin IVR and ring-back services and decreased sales of higher-margin MMS and WAP services.

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First-quarter operating expenses totaled $6.6 million, compared with $3.3 million for the first quarter of 2004 and with $6.8 million for the fourth quarter of 2004. The sequential decline reflected lower personnel-related expenses and seasonally lower marketing expenses in the first quarter.

Product development expenses for the first quarter of 2005 were $1.1 million, compared with $0.5 million for the first quarter of 2004 and with $0.9 million for the prior quarter. Selling and marketing expenses were $2.6 million for the first quarter of 2005, compared with $1.2 million for the first quarter of 2004 and with $3.0 million for the fourth quarter of 2004. Non-cash stock-based compensation expense was $0.5 million, compared with $0.4 million for the first quarter of 2004 and with $0.5 million for the prior quarter. Other general and administrative expenses were $2.4 million, compared with $1.1 million for the first quarter of 2004 and with $2.3 million for the fourth quarter of 2004.

Linktone’s operating margin for the first quarter of 2005 was 21% of net revenues, compared with 22% for the fourth quarter of 2004. Net margin was 22% of net revenues, compared with 22% for the prior quarter.

At March 31, 2005, Linktone’s balance sheet included cash, cash equivalents and short-term investments available for sale totaling $80.2 million. During the first quarter of 2005, Linktone generated positive cash flow from operations of $2.0 million. At March 31, 2005, days sales outstanding (DSOs), the average length of time required for the company to receive payment for services delivered, were 93 days, compared with 81 days at December 31, 2004. This increase was due to issues associated with the province-by-province implementation of China Mobile’s recently adopted MMS MISC billing and service platform, as well as historically lower collection rates from China Mobile and China Unicom provincial operators in the beginning of a new financial year.

Recent Business Highlights

Since reporting its fourth-quarter results on March 1, 2005, Linktone’s key business events have included:

Mergers and Acquisitions

•	The acquisition of Brilliant, an innovative developer and operator of localized online casual gaming in China, for a total cash consideration not to exceed $11.5 million, completed in May 2005

•	Linktone’s related plans to enter the online gaming market and build an interactive entertainment community around its core wireless business

Content Partnerships

•	A licensing agreement with Neople Co., Ltd. for “Mr. Hammer,” the popular online action game available on Yahoo! in Korea, for delivery on Linktone’s new online casual gaming platform in China

•	Sponsorship of the first “Mobile Content Contest” in China to source individual developers of mobile content nationwide, acquire creative new content for Linktone users, and expand the market for mobile interactive entertainment services

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Management and Board of Directors

•	The appointment of Colin Sung as chief financial officer, effective June 1, 2005

•	The nomination of Mark Begert, current chief financial officer, for election to the board of directors at the 2005 annual general meeting of shareholders

Stock Repurchase Program

•	Approval by Linktone’s board of directors of a stock repurchase program for up to $15.0 million worth of Linktone ADSs in open-market transactions on the Nasdaq National Market, subject to shareholder approval.

Business Outlook

For the second quarter ending June 30, 2005, Linktone expects GAAP net income of approximately $0.13 per fully diluted ADS and gross revenues of approximately $16 million. Excluding the anticipated effect of non-cash stock-based compensation expense in the amount of $0.5 million, the company expects second-quarter adjusted net income of approximately $0.15 per fully diluted ADS.

Tax Update

As previously disclosed, payments for software license fees and related technical consulting services provided by one of the company’s subsidiaries, Shanghai Huitong Information Co. Ltd., to one of its affiliated Chinese companies, Shanghai Weilan Computer Co. Ltd., are subject to a 17% value-added tax (VAT). Under applicable tax regulations, such VAT payments are subject to a 14% refund when made by a software development enterprise in connection with registered software products. Based on recent discussions with the Shanghai local district bureau of the State Administration of Taxation, the company believes that substantially all of an estimated $2.2 million refund with respect to such payments during 2004 will be refunded by the local bureau. The company believes that an additional $1.5 million based on software license fees and related technical consulting services attributable to the first quarter of 2005 is also eligible to be refunded. These VAT refundable amounts in aggregate are reflected as a receivable on the company’s balance sheet, which is included in this press release. Management will continue to discuss these issues with relevant tax officials and believes that these issues will be satisfactorily resolved.

Use of Non-GAAP Financial Measures

Linktone believes that the supplemental presentation of adjusted net income and net income per ADS calculations, excluding the effect of non-cash stock-based compensation expense and content partner underpayments, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP

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results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods of 2005 and 2004, respectively, in the attached financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss first-quarter 2005 financial results and second-quarter 2005 business outlook at 4:00 p.m. Pacific Daylight Time on May 23 (7:00 p.m. Eastern Daylight Time on May 23; 7:00 a.m. Beijing/Hong Kong time on May 24). The dial-in numbers for the call are 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

A phone replay of the call will be available from May 23 to May 30, 2005 (U.S. Daylight Time). To access this replay, U.S. callers should dial 877-519-4471 and enter code number 6003799; international callers should dial 973-341-3080 and enter the same code number. Also, a webcast of this call will be available live and archived on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the negative consequences to Linktone’s business and financial condition which can arise from the monetary penalties and services suspensions already imposed on it by China Mobile and the risk that it could be subject to additional penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that Linktone

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will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate Brilliant’s operations with Linktone’s existing operations; whether the Brilliant acquisition will be accretive to Linktone’s earnings for full-year 2005; the extent to which a new revenue stream and market opportunity will materialize from the Brilliant acquisition; and Linktone’s ability to leverage the Brilliant acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

Lily Jiang
Linktone Ltd.
Tel: 86-21-6361-1583
ir@linktone.com

—Financial Statements Attached—

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	March 31,	December 31,
	2005	2004
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	65,409,742	63,413,629
Short-term investments	14,784,480	14,860,365
Accounts receivable, net	11,794,327	10,445,535
Tax refund receivable	3,494,603	2,597,167
Deposits and other receivables	2,200,161	2,900,433
Current deferred tax assets	416,632	416,632
Total current assets	98,099,945	94,633,761

Property and equipment, net	2,542,296	2,527,813
Deferred tax assets	412,979	412,979
Long-term deferred assets	200,000	282,784

Total assets	101,255,220	97,857,337

Liabilities and shareholders’ equity

Current liabilities:
Tax payable	3,488,652	5,078,967
Accrued liabilities and other payables	5,480,309	4,181,346
Deferred tax liabilities	764,733	764,733
Due to related parties	—	13,792
Total current liabilities	9,733,694	10,038,838

Long-term liabilities:
Other long-term liabilities	108,681	149,411

Total liabilities	9,842,375	10,188,249

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 256,933,800 and 253,772,990 shares issued and outstanding as of March 31, 2005 and December 31, 2004, respectively)	25,693	25,377
Additional paid-in capital	78,510,877	78,345,352
Deferred stock-based compensation	(2,136,969)	(2,671,018)
Statutory reserves	1,531,760	1,531,760
Accumulated other comprehensive loss	(225,238)	(64,825)
Retained earnings	13,706,722	10,502,442
Total shareholders’ equity	91,412,845	87,669,088

Total liabilities and shareholders’ equity	101,255,220	97,857,337

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME UNDER U.S. GAAP
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	15,069,987	15,540,229	9,388,572
Business tax	(640,695)	(719,368)	(492,512)

Net revenues	14,429,292	14,820,861	8,896,060
Cost of services	(4,872,026)	(4,719,382)	(2,804,412)

Gross profit	9,557,266	10,101,479	6,091,648

Operating expenses:
Product development	(1,054,428)	(946,722)	(509,659)
Selling and marketing	(2,565,068)	(2,983,429)	(1,194,506)
Stock-based compensation	(534,049)	(534,000)	(418,661)
Other general and administrative	(2,439,854)	(2,326,919)	(1,145,240)
Total operating expenses	(6,593,399)	(6,791,070)	(3,268,066)

Income from operations	2,963,867	3,310,409	2,823,582

Interest income	578,811	348,037	17,136
Other income	81,607	62,665	—
Income before tax	3,624,285	3,721,111	2,840,718

Income tax benefit (expense)	(420,005)	(401,631)	—

Net income	3,204,280	3,319,480	2,840,718

Accretion on Series B redeemable preferred share	—	—	(28,206)
Amount allocated to participating preferred shareholders	—	—	(927,747)

Net income attributable to common shareholders	3,204,280	3,319,480	1,884,765

Other comprehensive income:	(160,413)	(64,702)	(410)

Comprehensive income	3,043,867	3,254,778	2,840,308

Earnings per ordinary share:
Basic	0.01	0.01	0.01
Diluted	0.01	0.01	0.01

Earnings per ordinary ADS:
Basic	0.13	0.13	0.13
Diluted	0.12	0.12	0.11

Weighted average ordinary shares:
Basic	254,321,330	252,652,202	144,413,658
Diluted	270,400,719	272,531,566	241,892,075

Weighted average ADSs:
Basic	25,432,133	25,265,220	14,441,366
Diluted	27,040,072	27,253,157	24,189,208

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(unaudited)
Net income	3,204,280	3,319,480	2,840,718
Stock-based compensation expense	534,049	534,000	418,661
Content partner underpayments	—	235,590	—
Adjusted net income	3,738,329	4,089,070	3,259,379

Non-GAAP diluted earnings per share	0.01	0.02	0.01
Non-GAAP diluted earnings per ADS	0.14	0.15	0.13
Number of shares used in diluted per-share calculation	270,400,719	272,531,566	241,892,075
Number of ADSs used in diluted per-share calculation	27,040,072	27,253,157	24,189,208